INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 5 to the Registration Statement of Universal Business Payment Solutions Acquisition Corporation (a company in the development stage) (the “Company”) on Form S-1 of our report dated April 29, 2011, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Universal Business Payment Solutions Acquisition Corporation (a company in the development stage) as of March 31, 2011 and for the period from November 12, 2010 (inception) through March 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
April 29, 2011